<u>FORM 6-K</u>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2007

<u>Silver Wheaton Corp.</u>
(Translation of registrant's name into English)

<u>Suite 3400, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____   Form 40 F __X_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-_____

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

1. News Release dated January 17, 2007 – Silver Wheaton to Acquire 13% Interest in Strategic Nevada Resources

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

<u>Silver Wheaton Corp.</u>
(Registrant)

Date: <u>January 17, 2007</u>   By: <u>/s/ Peter Barnes</u>
                                                          Name

                                              Its: <u>President and Chief Executive Officer</u>
                                                          (Title)

SILVER | WHEATON

FOR IMMEDIATE RELEASE — TSX:SLW
January 17, 2006 — NYSE:SLW

Silver Wheaton to Acquire 13% Interest in Strategic Nevada Resources

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton”) (TSX,NYSE:SLW) is pleased to announce that it has agreed to acquire, by way of private placement, 3,300,000 units of Strategic Nevada Resources Corp. (“Strategic Nevada”) (TSX-V:SNS) at a price of C$0.75 per unit for a total purchase price of C$2,475,000. Each unit will be comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles Silver Wheaton to purchase one additional common share of Strategic Nevada at a price of C$1.25 for a period of 18 months from the date of issuance. The proceeds of the offering are primarily intended for use on exploration and rehabilitation of Strategic Nevada’s recently acquired Crescent Mine near Kellogg, Idaho.

As a result of this transaction, Silver Wheaton will own 12.6% of the outstanding shares of Strategic Nevada on an undiluted basis, and 17.8% after giving effect to the exercise of the warrants held by Silver Wheaton.

Strategic Nevada owns 100% of the Crescent Mine in the Coeur d’Alene mining district. The Crescent Mine is a historic high-grade silver producer. From 1917 to 1982 the property produced 25 million ounces of silver at an average grade of 27.3 ounces per ton. The property lies between two world-class silver producers, the Sunshine mine which has produced more than 300 million ounces of silver and the Bunker Hill mine which has produced more than 150 million ounces of silver.

Closing of this offering is subject to receipt of all regulatory and third party approvals and consents, including the approval of the TSX Venture Exchange. Silver Wheaton will be acquiring the Strategic Nevada units for investment purposes only and may acquire additional securities or dispose of its beneficial ownership, control or direction over securities through market transactions, private placements, treasury issuances or otherwise as circumstances or market conditions warrant or arise.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to

international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Silver Wheaton's annual information form for the year ended December 31, 2005 incorporated by reference into Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

David Awram
Investor Relations Manager
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com